UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                             MARIETTA CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                  567634100
                                (CUSIP Number)

Barry Florescue                        Charles I. Weissman
701 Southeast 6th Avenue, Suite 204    Shereff, Friedman, Hoffman & Goodman, LLP
Delray Beach, Florida 33483            919 Third Avenue
(407) 272-7746                         New York, New York 10022
                                       (212) 758-9500

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 26, 1995

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Schedule 13D Amendment No.7
                             Marietta Corporation

                  This Amendment No. 7 to the statement on Schedule 13D (as defined below) amends and supplements the statement on Schedule 13D dated September 26, 1994, as amended by Amendment No. 1 thereto dated November 2, 1994, Amendment No. 2 thereto dated January 20, 1995, Amendment No. 3 thereto dated March 7, 1995, as amended and restated by Amendment No. 4 thereto dated May 28, 1995, as amended by Amendment No. 5 thereto dated June 16, 1995, and as amended by Amendment No. 6 thereto dated August 7, 1995 (together, the "Schedule 13D") by Barry W. Florescue, 286 Bridge Street, Inc. ("286 Bridge Street") and Florescue Family Corporation ("FFC", and collectively with Mr. Florescue and 286 Bridge Street, the "Reporting Persons"), relating to the common stock, $.01 par value per share (the "Common Stock"), of Marietta Corporation (the "Issuer").

Item 4:  Purpose of the Transaction

                  Item 4 of the Schedule 13D is hereby supplemented as follows:

                  On August 26, 1995, BFMA Holding Corporation, a corporation wholly owned by Mr. Florescue, and BFMA Acquisition Corporation, a wholly-owned subsidiary of BFMA Holding Corporation, entered into an Agreement and Plan of Merger with the Issuer to acquire all of the outstanding shares of common stock (including all related stock options and warrants) of the Issuer for $10.25 per share. The Agreement and Plan of Merger is attached hereto as
Exhibit I and incorporated herein by reference. In connection with the execution of the Agreement and Plan of Merger, BFMA Holding Corporation delivered commitment letters from Foothill Capital Corporation and Siena Capital Partners, L.P. Copies of the letters are attached hereto as Exhibits J and K, respectively, and incorporated herein by reference.

Item 6:

                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby supplemented as follows:

                  On August 25, 1995 FFC and Mr. Florescue entered into an agreement with the Issuer, pursuant to which FFC and Mr. Florescue agreed not to acquire, by purchase or otherwise, beneficial or record ownership of more than 14.99% of the then issued and outstanding shares of common stock of the Issuer, except under certain circumstances. Further, FFC and Mr. Florescue agreed, except under the circumstances set forth in the letter, not to (i) propose a transaction between Mr. Florescue or any of his affiliates, on the one hand, and the Issuer or its security holders, on the other hand, (ii) assist, advise or encourage any other person in acquiring control of the Issuer or (iii) solicit proxies relating to the election of directors of the Isser other than as a nominee of the Board of Directors on behalf of the slate nominated by the Board of Directors of the Issuer. The letter is attached hereto as Exhibit L and incorporated herein by reference.







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Item 7: Material to filed as Exhibits

                  Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit  I: Agreement and Plan of Merger, dated as of August 26, 1995, by and among BFMA Holding Corporation, BFMA Acquisition Corporation and the Issuer.

Exhibit  J: Letter, dated August 26, 1995, by and between Foothill Capital
            Corporation and BFMA Holding Corporation.

Exhibit  K: Letter, dated August 26, 1995, by and between Siena Capital
            Partners, L.P. and BFMA Holding Corporation.

Exhibit  L: Agreement, dated August 25, 1995, by and among FFC, Mr. Florescue and the Issuer.








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                                     Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1995

                                     /s/ Barry W. Florescue
                                         ----------------------------
                                         BARRY W. FLORESCUE

                                         286 BRIDGE STREET, INC.


                                         By: /s/ Barry W. Florescue
                                         ----------------------------
                                         Name:  Barry W. Florescue
                                         Title:  President


                                         FLORESCUE FAMILY CORPORATION

                                         By: /s/ Barry W. Florescue
                                         ----------------------------
                                         Name:  Barry W. Florescue
                                         Title:  President